Exhibit 99.1

ASX/Media Release

IMMUTEP GRANTED UNITED STATES PATENT FOR EFTILAGIMOD ALPHA

IN CHEMO-IMMUNOTHERAPY COMBINATION

SYDNEY, AUSTRALIA – 11 August 2020 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a biotechnology company developing novel immunotherapy treatments for cancer and autoimmune disease, is pleased to announce the grant of a new patent (number 10,736,940) entitled “Combined Preparations for the Treatment of Cancer” by the United States Patent Office.

This United States patent follows the grant of the corresponding European, Australian and Japanese patents (announced 23 May 2019, 21 June 2019 and 7 May 2020, respectively) and protects Immutep’s intellectual property relating to combined therapeutic preparations comprising its lead active immunotherapy candidate eftilagimod alpha (“efti” or “IMP321”) and a chemotherapy agent. The chemotherapy agent is either a platinum-based anti-neoplastic agent, such as oxaliplatin or carboplatin, or a topoisomerase I inhibitor, such as topotecan.

This new patent highlights the ongoing and important steps being taken by the Company to protect its lead product candidate in a range of novel and highly relevant combination formats, in both chemo-immunotherapy and other immunotherapy settings.

The patent expiry date is 25 January 2035 (including 37 days of patent term adjustment).

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 related immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3 protein (LAG-3Ig) based on the LAG-3 immune control mechanism. This mechanism plays a vital role in the regulation of the T cell immune response. Efti is currently in a Phase IIb clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT02614833); a Phase II clinical trial being conducted in collaboration with Merck & Co., Inc., Kenilworth, NJ, USA (known as “MSD” outside the United States and Canada) referred to as TACTI-002 to evaluate a combination of efti with KEYTRUDA® (pembrolizumab) in several different solid tumours (clinicaltrials.gov identifier NCT03625323); a Phase I clinical trial being conducted in collaboration with Merck KGaA, Darmstadt, Germany and Pfizer Inc. referred to as INSIGHT-004 to evaluate a combination of efti with avelumab (clinical trials.gov identifier NCT03252938); and a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT02676869).

Immutep Limited, Level 12, 95 Pitt Street, Sydney NSW 2000

ABN: 90 009 237 889

Additional LAG-3 products, including antibodies, for immune response modulation in autoimmunity and cancer are being developed by Immutep’s large pharmaceutical partners. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Further information can be found on the Company’s website www.immutep.com or by contacting:

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Media:

Tim McCarthy, LifeSci Advisors

+1 (212) 915.2564; tim@lifesciadvisors.com

This announcement was authorised for release by the board of Immutep Limited.

Immutep Limited, Level 12, 95 Pitt Street, Sydney NSW 2000

ABN: 90 009 237 889